Exhibit (a)(I)(F)

LEVI & KORSINSKY, LLP
David E. Bower, Esq.    SBN 119546
600 Corporate Pointe, Suite 1170
Culver City, CA   90230-7600

LEVI & KORSINSKY, LLP
Joseph Levi, Esq.
Eric Andersen, Esq. (to be admitted pro hac vice)
30 Broad Street, 15th Floor
New York, New York 10004
Tel:   212-363-7500
Fax:  212-363-7171

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

ORANGE COUNTY

PATRICK J. GRACE, individually and on behalf of all others similarly situated,

Plaintiff,

v.

PAUL MCCORMICK, MARVIN SLEPIAN, GREGORY WALLER, ANN SABAHAT, RAYMOND COHEN, CARDIOGENESIS CORPORATION,  CRYOLIFE, INC.,   and CL FALCON, INC.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	CIVIL ACTION CLASS ACTION COMPLAINT 1. Breach of Fiduciary Duties 2. Breach of Fiduciary Duties (Disclosure) 3. Aiding & Abetting

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
1. Plaintiff brings this class action on behalf of the public stockholders of Cardiogenesis Corporation (“Cardiogenesis” or the “Company”) against Cardiogenesis’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to CryoLife, Inc. (“CryoLife”) (the “Proposed Transaction”) by means of an unfair process and for an unfair price and without adequate disclosure of information.

2. On March 29, 2011, Cardiogenesis and CryoLife announced a definitive agreement under which CryoLife, through its wholly owned subsidiary, CL Falcon, Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Cardiogenesis for $0.457 per share in cash. The Proposed Transaction is valued at $22 million, net of cash acquired and liabilities assumed.  CryoLife commenced the tender offer on April 5, 2011, and it is scheduled to expire on May 2, 2011.
3. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration.  As described in more detail below, given, among other things, Cardiogenesis’s recent performance, market potential for its devices, and positioning for growth, as well its future growth prospects, the consideration shareholders are to receive is inadequate and undervalues the Company.
4. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company.  Specifically, pursuant to the merger agreement dated March 28, 2011 (the “Merger Agreement”), defendants agreed to:  (i) a very limited “go-shop” period that allows the Company to solicit parties only until April 17, 2011, a mere 20 days from the signing of the Merger Agreement, followed by a “no solicitation” provision; (ii) a provision that provides CryoLife with five business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay CryoLife a termination fee of as high as $1.5 million in order to enter into a transaction with a superior bidder.  These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Cardiogenesis.

5. On April 5, 2011, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.  The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction.
6. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Cardiogenesis and CryoLife have aided and abetted such breaches by Cardiogenesis’s officers and directors.  Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.
PARTIES
7. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Cardiogenesis.
8. Cardiogenesis is a corporation organized and existing under the laws of the State of California. It maintains its principal corporate offices at 11 Musick, Irvine CA, 92618.
9. Defendant Paul McCormick (“McCormick”) has been the Chairman of the Board and Principal Executive Officer of Cardiogenesis since July 2009, and a director since April 2007.
10. Defendant Marvin Slepian (“Slepian”) has been a director of the Company since 2003.
11. Defendant Gregory Waller (“Waller”) has been a director of the Company since 2007.
12. Defendant Ann Sabahat (“Sabahat”) has been a director of the Company since 2008.

13. Defendant Raymond Cohen (“Cohen”) has been a director of the Company since 2008.
14. Defendants referenced in ¶¶ 9 through 13 are collectively referred to as Individual Defendants and/or the Board.
15. Defendant CryoLife is a Florida corporation with its headquarters located in Kennesaw, Georgia, and is a leader in the processing and distribution of implantable living human tissues for use in cardiac and vascular surgeries throughout the U.S. and Canada..
16. Defendant CL Falcon, Inc. is a Florida corporation wholly owned by CryoLife that was created for the purposes of effectuating the Proposed Transaction.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
17. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Cardiogenesis and owe them, as well as the Company, a duty of care, loyalty, good faith, and independence.
18. Where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:
(a) adversely affects the value provided to the corporation’s shareholders;
(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.
19. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:
(a) participating in any transaction where the Individual Defendants’ loyalties are divided;
(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
20. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest.  Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
21. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and independence owed to plaintiff and other public shareholders of Cardiogenesis.

CLASS ACTION ALLEGATIONS
22. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Cardiogenesis common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
23. This action is properly maintainable as a class action for the following reasons:
(a) the Class is so numerous that joinder of all members is impracticable.  As of April 1, 2011, Cardiogenesis has approximately 46.64 million shares outstanding.
(b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)
Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;
(iii)
Have the defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iv)
Have the defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(v)
Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(vi)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.
(vii)	Have Cardiogenesis, CryoLife, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and
(viii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.
(d) Plaintiff’s claims are typical of those of the other members of the Class.
(e) Plaintiff has no interests that are adverse to the Class.
(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.
(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS
24. Cardiogenesis specializes in the treatment of cardiovascular disease and is a leader in devices that treat severe angina. Its market leading YAG laser system and single use fiber-optic delivery systems are used to perform an FDA-cleared surgical procedure known as Transmyocardial Revascularization (“TMR”), which treats patients with angina that is not responsive to standard medications.  Patients undergoing TMR treatment with Cardiogenesis products have been shown to have angina improvement, longer event-free survival, reduction in cardiac related hospitalizations, and increased exercise tolerance.
25.    Cardiogenesis had sales of $11.3 million for the year ended December 31, 2010, an increase of 9% over revenue of $10,354,000 in 2009.
26. Moreover, the Company has recently achieved a significant milestone in one of their pipeline products, their PHOENIX System, a combination delivery system created to treat severe angina (heart pain) using both TMR and the intramyocardial delivery of stem cells simultaneously. As stated in an article dated October 24, 2010 titled “Cardiogenesis Sees Growth Opportunity in Angina Treatment Study” on seekingalpha.com:

Cardiogenesis (CGCP), the clinical and market leader in transmyocardial revascularization (TMR), revealed this week that it has accepted its first two patients for its feasibility study involving the cutting-edge PHOENIX System, a combination delivery system created to treat severe angina (heart pain) using both TMR and the intramyocardial delivery of stem cells simultaneously. This PHOENIX combination delivery system is CE Mark approved and has been submitted under an IDE application to the FDA.

While many individuals afflicted with coronary artery disease are able to handle surgical treatment, many have inoperable conditions. Once a patient with angina has undergone typical interventional procedures without success, such as angioplasty, and the use of medicines intended to bring additional blood to the heart, TMR is considered. It can be either used alone or in conjunction with coronary artery bypass grafting, but TMR only reduces angina; it does not cure it.

On October 7th and 8th of this year, Dr. Guillermo Reyes performed the procedures utilizing the new PHOENIX System technology in Madrid, Spain, during an investigator meeting. “Survival rates have significantly improved for persons with coronary artery disease; however as this population lives longer they can outlive the effectiveness of their prior therapy,” stated Dr. Reyes. “Clinicians are faced with an expanding population of symptomatic patients with no option for conventional treatments. Stem cell therapy with the Cardiogenesis technology has great promise as a solution for this growing clinical problem,” Dr. Reyes then added.

In a TMR procedure, a doctor uses a carbon dioxide laser to create channels inside of the left ventricle to increase blood flow to the heart, and by increasing oxygen to the walls of the heart, pain is lessened. Doctors are able to do all of this through a tiny incision in the left of the chest. While TMR has been proven to reduce angina amongst the majority of coronary artery disease patients, researchers hope that the additional injection of autologous stem cells may provide even greater angina minimization, as well as improved cardiac functioning amongst the inoperable patients.

“This is a significant milestone,” commented Cardiogenesis Executive Chairman Paul McCormick. “We will provide the early results of this feasibility study along with the pre-clinical testing being conducted at the Stem Cell Center of the Texas Heart Institute, to support our request to begin a multi-center IDE pivotal trial in the U.S. for the PHOENIX System.” Mr. McCormick believes the PHOENIX System will provide a proprietary growth opportunity for Cardiogenesis, as well as providing effective therapy for inoperable patients with coronary artery disease.

27. The current market potential for TMR surgical procedures in the U.S. is estimated to be greater than $175 million. CryoLife believes that the delivery of biologic materials, such as stem cells, in conjunction with TMR could increase the estimated U.S. market potential to greater than $700 million.
28. Indeed, in a July 2010 presentation, the Company touted a market potential of $1 billion for their products:

[Graph omitted:
$1B Opportunity pie chart:
Perfusion & Function, $232,760,000
Angina Reduction, $179,975,000
Clinical Outcomes, $684,020,000]

29. In a press release dated March 29, 2011, Cryolife and the Company announced that they had entered into a merger agreement with CryoLife pursuant to which CryoLife, through Merger Sub, will acquire all of the outstanding shares of the Company for $0.457 per share in cash through a tender offer.
30. The tender offer was commenced on April 5, 2011, and is scheduled to expire on May 2, 2011.  Upon consummation of the tender offer, CryoLife intends to complete a merger in order to acquire all of the shares of Cardiogenesis common stock that remain outstanding after the completion of the tender offer, at the same per share price.
31. Given the Company’s recent performance, the market potential for TMR, and the Company’s positioning for growth, the Proposed Transaction consideration is inadequate and undervalues the Company.  Further, according to Yahoo Finance, one Wall Street analyst had a price target for Cardiogenesis of $6.00 per share.

32. In addition, the Proposed Transaction consideration fails to adequately compensate Cardiogenesis’s shareholder for the significant synergies created by the merger.  As stated in the press release announcing the Proposed Transaction, the acquisition of Cardiogenesis is highly complementary to CryoLife’s business and enables CryoLife to extend its products offerings and reach. Among other things, the Proposed Transaction is expected to help CryoLife in the following ways:

•
Accretive transaction: Prior to 2010, Cardiogenesis experienced revenue growth with historically strong gross margins. If the transaction closes in May, CryoLife expects revenue from the Cardiogenesis product line to be between $4.0 million and $5.0 million in 2011, which primarily reflects disposable hand piece and service revenues. Additionally, the transaction is expected to be accretive to CryoLife’s revenue growth rate and gross margin and to be either break-even or slightly accretive to diluted net earnings per share in 2011, excluding acquisition related charges and integration costs, including the increase to cost of goods sold related to the step up in inventory values required under purchase accounting, expected to be incurred during 2011. CryoLife recorded transaction-related charges in the fourth quarter of 2010 and expects to record additional charges during 2011.

•
International growth: CryoLife’s global presence can further strengthen and enhance Cardiogenesis’ international growth. Cardiogenesis currently does not have a presence in international markets. CryoLife’s international sales and marketing network, which reaches into approximately 70 countries, can accelerate Cardiogenesis’ growth more rapidly in key international markets.

•
Large market potential: The successful delivery of biologic materials, such as stem cells, in conjunction with Cardiogenesis’ TMR devices will make CryoLife a leading participant in the treatment of chronic myocardial ischemia. Cardiogenesis has been in discussions with the Food and Drug Administration (FDA) regarding initiating a randomized, prospective clinical trial to evaluate TMR in conjunction with bone marrow derived stem cell therapy to treat patients with severe refractory angina. A feasibility trial is underway outside the U.S. using the PHOENIX System.

Despite the significant synergies inherent in the transaction for CryoLife, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to CryoLife.

The Preclusive Deal Protection Devices
33. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.
34. In particular, §6.2(a) of the Merger Agreement allows the Company to solicit parties only until April 17, 2011, a mere 20 days from the signing of the Merger Agreement. Indeed, in their negotiations with CryoLife, the Company had proposed a 45 day go-shop period, but ultimately agreed to a more limited, and unreasonably short, 20 day period.  Then, upon expiration of the “go-shop” period, a strict “no solicitation” provision kicks in pursuant to §6.2(b) and the Company must “immediately cease” soliciting other parties as well as engaging in discussions or negotiations with them in order to obtain a price in excess of the amount offered by CryoLife.
35. At that point, the Company may continue in discussions with only those parties that meet the strict definition of being considered an “Excluded Party.” An Excluded Party is a party from whom the Company has received an acquisition proposal during the go-shop period of which, among other things “the Company Board determines, in good faith, prior to or as of the No-Shop Period Start Date and after consultation with its financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal.”
36. Pursuant to §6.2 of the Merger Agreement, should a bidder submit a competing proposal, the Company must notify CryoLife of the bidder’s identity and the terms of the bidder’s offer.  Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with CryoLife in order to enter into the competing proposal, it must grant CryoLife five business days in which the Company must negotiate in good faith with CryoLife (if CryoLife so desires) and allow CryoLife to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer constitutes a Superior Proposal.  In other words, the Merger Agreement gives CryoLife access to any rival bidder’s information and allows CryoLife a free right to top any superior offer simply by matching it.  Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor CryoLife and piggy-back upon the due diligence of the foreclosed second bidder.

37. Moreover, the Merger Agreement provides that a termination fee of $1,500,000 must be paid to CryoLife by Cardiogenesis if the Company decides to pursue the competing offer (or $1,000,000 if the superior proposal results from the “go-shop” periof), thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
38. CryoLife is also the beneficiary of a “top-up” provision that ensures that CryoLife gains the shares necessary to effectuate a short-form merger. If over 83.5 percent of the outstanding shares of Cardiogenesis are tendered in the tender offer, CryoLife expects to exercise a “top up” option and close on the short-form merger approximately 10 days thereafter.
39. In addition, if at least a majority but less than 83.5 percent, of the outstanding shares of Cardiogenesis are tendered in the tender offer, CryoLife will purchase up to 49.9 percent of Cardiogenesis’ shares in the tender offer, and Cardiogenesis will hold a special meeting of Cardiogenesis shareholders as soon as practical after the completion of the tender offer to vote on the proposed merger. If more than 50 percent of the outstanding shares of Cardiogenesis, including those shares acquired by CryoLife in the tender offer, vote in favor of the merger, CryoLife and Cardiogenesis will move to complete the merger as soon as possible after the special meeting of Cardiogenesis shareholders.
40. Concurrently with the execution of the Merger Agreement, the Company’s executive officers and directors entered into a Support Agreement with CryoLife pursuant to which they have agreed to tender, at the request of CryoLife, an aggregate of 1,276,859 shares, which represent approximately 2.7% of the Company’s outstanding shares in the tender offer.

41. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.  The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.
Cardiogenesis’s Executives Officers and Directors Stand to Receive Unique Material Financial Benefits in the Proposed Transaction Not Available to Cardiogenesis’s Public Shareholders
42. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests, and the interests of other Company insiders, through the Proposed Transaction at the expense of Cardiogenesis’s public shareholders.
43. The Company has entered into employment agreements with each of its executive officers, including defendant McCormick, pursuant to which the officer is entitled to certain severance benefits in the event of their termination following a change in control transaction, which the Proposed Transaction constitutes.  In addition, the executive officers own restricted stock and stock options of the Company (some of which are unvested), that pursuant to the Merger Agreement will no longer be subject to restrictions and/or will automatically vest in full.  The following chart shows the amount of severance payments each executive officer is entitled to receive in the event of their termination, as well as the amount and value of the restricted stock and stock options held by each officer:

Unrestricted Shares		Accelerated vesting of Owned		restricted stock		Stock Options
Executive Officer	Severance Payments (1)	Number of Shares Owned	Value of shares tendered	Number of shares of restricted stock owned	Value of shares of restricted stock tendered	Number of in-the-money options	Value of shares subject to Option (less exercise price)	Total
Richard P. Lanigan	$241,875(2)	199,580	$91,208	32,315	$14,768	533,134	$123,539	$471,390
Paul J. McCormick	$37,272	728,926	$333,119	250,000	$114,250	180,000	$23,660	$508,301
William R. Abbott	$215,000	39,884	$18,227	26,154	$11,952	275,000	$72,925	$325,104

44. Moreover, CryoLife has agreed to employ Richard Lanigan, the Company’s Executive Vice President, Marketing after consummation of the Proposed Transaction under an employment agreement with an initial term of two years.  During his employment in 2011, Mr. Lanigan will be paid an annual salary of $225,000, and will receive a commission of 1.25% of sales of Company products during 2011 after the closing of the Merger.
45. In addition, each of the Company’s non-employee directors also hold stock options of the Company, some of which are unvested that, pursuant to the Merger Agreement will automatically vest in full, and entitle the director to cash out in exchange for the Proposed Transaction consideration.
46. Based on the above, the Proposed Transaction is unfair to Cardiogenesis’s public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.
The Materially Misleading and Incomplete Recommendation Statement
47. On April 5, 2011, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction.

48. The Recommendation Statement fails to disclose material information concerning the Company’s projections.  The projections must disclose all line items that were used in calculating the free cash flow projections for the Company, including stock-based compensation, capital expenditures and changes in net working capital.  The Recommendation Statement must also disclose the assumptions used by Company management in preparing such forecasts.
49. The Recommendation Statement completely fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by B. Riley & Co. (“B. Riley”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by B. Riley and relied upon by the Board in recommending that Cardiogenesis stockholders tender their shares into the tender offer.
50. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to, but should, disclose (a) the free cash flow amounts for years 2011 through 2015 calculated by B. Riley; (b) how B. Riley calculated free cash flows for year 2015 (considering they were provided with projections only through year 2015); (c) the key inputs used to calculated  the Company’s weighted average cost of capital, including risk-free rate, beta adjusted equity risk premium, and size premium used by B. Riley; and (d) the assumptions used by management in estimating a 10% terminal growth rate.
51. With respect to the Selected M&A Transaction Analysis, the Recommendation Statement fails to, but should, disclose (a) whether certain transactions that met the criteria used by B. Riley in selecting comparable transaction were excluded from the analysis, and if so, the reasons for their exclusion; (b) the date each transaction was announced; and (c) the EV to LTM revenue multiple observed for each transaction, and the reasons B. Riley only analyzed one multiple in the analysis;

52. With respect to the Selected Public Companies Analysis, the Recommendation Statement fails to, but should, disclose the LTM and 2011 revenue multiples observed for each company in the analysis.
53. The Recommendation Statement also fails to disclose material information concerning the process conducted by the Company in seeking potential acquirors.  In particular, the Recommendation Statement:
(a) Fails to disclose the reasons the Company did not engage a financial advisor in July 2009 when it began seeking potential partners in a strategic transaction;
(b) States that between “July 2009 and July 2010, Mr. McCormick participated in multiple discussions with 23 strategic and financial parties,” but given the long time range described, the Recommendation Statement should disclose what dates did McCormick contact such parties, and the dates the discussions occurred.
(c) Fails to disclose how many of the 23 parties contacted by McCormick were strategic parties and how many were financial parties;
(d) Fails to disclose whether Company A was a financial or a strategic party;
(e) Fails to disclose who initiated the August 24, 2010 meeting with Company A;
(f) Fails to disclose whether any specific price terms were proposed and/or discussed between Company A and Cardiogenesis during their mid-September 2010 discussions;
(g) Fails to disclose what was the “fair value” of the Company based on the revenue in comparable deals analysis McCormick reviewed in October 2010;
(h) Fails to disclose the “benefits and risks of receiving stock consideration from either [CryoLife] or Company A” that was discussed by the Board November 9, 2010;

(i) How many of the 18 strategic parties contacted by B. Riley in November 2010 were previously contacted by the Company; how many were new parties; and the reasons no financial equity parties were contacted;
(j) Fails to disclose the value of Company A’s “Draft proposal” sent to the Company on November 2010, and the form of consideration in their proposal (i.e. stock vs. cash);
(k) Fails to disclose the reasons the Company preferred an all-stock transaction with CryoLife as indicated in the Company’s November 26, 2010 proposal;
(l) Fails to disclose what factors did the Board consider in comparing CryoLife’s January 5, 2011 $0.50 all-cash offer vs. the $0.47 stock/cash offer, and the reasons the Board determined to accept the all-cash offer;
(m) Fails to disclose what CryoLife cited to for its reason to lower its offer to $0.45 per share in March 2011;
(n) Fails to disclose the “issues identified from the diligence review” that was reviewed by the Board on March 4, 2011;
(o) Fails to disclose how many parties B. Riley started contacting following the execution of the Merger Agreement and the criteria used to select such parties.
(p) Fails to disclose whether B. Riley has performed any services for CryoLife in the past two years, and if so, to disclose the nature of the services, and the amount of compensation received.
54. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF
COUNT I
Breach of Fiduciary Duties
 (Against All Individual Defendants)

55. Plaintiff repeats all previous allegations as if set forth in full herein.
56. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Cardiogenesis and have acted to put their personal interests ahead of the interests of Cardiogenesis shareholders.
57. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Cardiogenesis’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
58. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Cardiogenesis because, among other reasons:
(a) they failed to take steps to maximize the value of Cardiogenesis to its public shareholders and took steps to avoid competitive bidding;
(b) they failed to properly value Cardiogenesis; and
(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.
59. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Cardiogenesis’s assets and will be prevented from benefiting from a value-maximizing transaction.

60. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
61. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Breach of Fiduciary Duty – Disclosure
(Against Individual Defendants)

62. Plaintiff repeats all previous allegations as if set forth in full herein.
63. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Cardiogenesis’s shareholders.
64. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
65. As a result, Plaintiff and the Class members are being harmed irreparably.
66. Plaintiff and the Class have no adequate remedy at law.
COUNT III
Aiding and Abetting
(Against Cardiogenesis, CryoLife, and Merger Sub)

67. Plaintiff repeats all previous allegations as if set forth in full herein.
68. As alleged in more detail above, Defendants Cardiogenesis, CryoLife, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.
69. As a result, Plaintiff and the Class members are being harmed.
70. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:
(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;
(B) enjoining, preliminarily and permanently, the Proposed Transaction;
(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DATED: April 7, 2011	LEVI & KORSINSKY, LLP
/s/ David E. Bower
DAVID E. BOWER
600 Corporate Pointe, Suite 1170 Culver City, CA 90230-7600 Tel: 310-839-0442 Fax: 310-558-3005 Email: dbower@zlk.com
LEVI & KORSINSKY, LLP Eric A. Andersen, Esq. (to be admitted pro hac vice) 30 Broad Street, 15th Floor New York, NY 10004 Tel: 212-363-7500 Fax: 212-363-7171
Attorneys for Plaintiff